Compensation of Special Committee Members

RESOLVED, that each member of the Special Committee be paid a retainer of $5,000.00 per month commencing on May 1, 2006 and continuing for the duration of the time that the Special Committee is in existence which shall be through the month in which the Effective Time of the Merger (as defined in the Merger Agreement) occurs with such retainer being paid on the first day of each calendar month and in addition thereto each member of the Special Committee shall be reimbursed in accordance with the Company’s established policies for all expenses incurred in connection with his or her service as a member of the Special Committee